November 12, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Huiheng Medical, Inc.
Form RW - Withdrawal of Registration Statement on Form SB-2
Registration File No. 333-146115

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Huiheng Medical, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form SB-2 (File No. 333-146115) (the “Registration Statement”).

The Company requests withdrawal of the Registration Statement because the selling shareholders named therein do not intend to conduct the offering of shares of Common Stock contemplated thereby at this time. The Registration Statement has not been declared effective and no securities have been sold in connection with the offering.

Pursuant to Rule 477(c), the Company advises the Commission that the Company and/or the selling shareholders may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Act.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to Douglas J. Rein of DLA Piper US LLP, via facsimile at (858) 677-1401 and via mail at 4365 Executive Drive, Suite 1100, San Diego, CA 92121.

If you have questions regarding this application for withdrawal, please call Douglas J. Rein at DLA Piper US LLP, outside counsel to the registrant, at (858) 677-1443.

Sincerely,
Huiheng Medical, Inc.
By:	/s/ Li Bo
Secretary